Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-35903

PROSPECTUS
                                3,499,998 Shares
                            MILESTONE SCIENTIFIC INC.
                          Common Stock, $.001 Par Value
                                ----------------

      This Prospectus relates to the public offering of shares (the "Shares") of Common Stock (the "Common Stock") of Milestone Scientific Inc. (the "Company") which may be offered by certain stockholders and warrant-holders (collectively the "Selling Stockholders"). Certain of the Shares offered are issuable to Selling Stockholders upon exercise of various warrants (collectively referred to as "Warrants") to purchase Shares of the Company. Sales of the Shares may be effected from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market (or other market on which the Shares are then traded), in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. None of the Selling Stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Shares. The Selling Stockholders may effect such transactions by selling their Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker/dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker/dealer might be in excess of customary commissions). See "Plan of Distribution."

      None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company; however, the Company will receive the exercise price of any Warrants that are exercised. There is no assurance that any Warrants will be exercised resulting in any proceeds to the Company.

                        ---------------------------------
            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                          See "Risk Factors" at page 5.
                        ---------------------------------

      The Shares are traded over-the-counter and are quoted through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on the SmallCap Market System under the symbol "WAND." On September 29, 1997 the last sales price of the Shares on the NASDAQ SmallCap System was $26.50.

                     --------------------------------------

      The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"). The Selling Stockholders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act.

                         ------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION OR ANY
      STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 1, 1997.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.

                              AVAILABLE INFORMATION

         The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Such reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices in Washington, D.C., set forth above.

      The Company has filed a Registration Statement on Form S-3 (including all amendments and supplements thereto, the "Registration Statement") with the Commission under the Securities Act with respect to the Shares offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits filed therewith, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of such documents are not necessarily complete and, in each instance, reference is made to the Registration Statement or to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto can be obtained upon payment of a fee prescribed by the Commission or may be inspected free of charge at the public reference facilities and regional offices referred to above.

                           REPORTS TO SECURITY HOLDERS

      The Company intends to furnish to its stockholders annual reports containing audited financial statements. In addition, the Company is required to file periodic reports on Forms 8-K, 10-QSB and 10-KSB with the Commission and make such reports available to its stockholders.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

      (1) Annual Report on Form 10-KSB, as amended (the "Form 10-KSB") for the fiscal year ended December 31, 1996;

      (2)   Current Report on Form 8-K, dated March 13, 1997;

      (3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997; and

      (4)   Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997.


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

      Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

      The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Milestone Scientific Inc., 220 South Orange Avenue, Livingston Corporate Park, Livingston, New Jersey 07039, (201) 535-2717 Attention: Patrick Mele, Chief Financial Officer.

                                   THE COMPANY

      The Company was organized in August 1989 under the laws of Delaware. Its principal executive office is located at 220 South Orange Avenue, Livingston Corporate Park, Livingston, New Jersey 07039, telephone number (973) 535-2717.

                           FORWARD-LOOKING STATEMENTS

      Certain statements made in or incorporated by reference to this Registration Statement on Form S-3 are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements made in or incorporated by reference to this Form are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in or incorporated by reference to this Form will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in or incorporated by reference to this Form, particularly in view of the Company's early stage of operations, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.


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

                                  RISK FACTORS

      An investment in the Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider, among other things, the following factors before a decision is made to purchase any Shares.

      All references in this Registration Statement to the Company refer to Milestone Scientific Inc. (formerly U.S. Opportunity Search, Inc.), its wholly owned subsidiaries, Princeton PMC, Inc. ("Princeton PMC") and Sagacity I, Inc., doing business in the United States as the Wisdom Toothbrush Co. ("Wisdom"), and its 69% owned subsidiary, Spintech, Inc. ("Spintech"), unless the context otherwise indicates.

      Limited Operating History; History of Losses; Accumulated Deficit. The Company has operated only since November 1995, when it acquired a 65% interest in Spintech. Since that date, revenues have been limited and were $3,473 for the fiscal year ended December 31, 1995 and $302,388 for the fiscal year ended December 31, 1996. Revenues for the six months ended June 30, 1997 were $1,634,564 compared to $107,385 for the six months ended June 30, 1996. The Company sustained losses of $619,831 and $1,949,528 for the years ended December 31, 1995 and 1996, respectively, and losses of $647,792 and $1,863,899 for the six months ended June 30, 1996 and 1997, respectively. The Company had an accumulated deficit of $4,600,251 at June 30, 1997.

      Limited Financial Resources; Need for Additional Financing. The Company's capital requirements have been and will continue to be significant. The Company did not operate profitably in 1996 and there can be no assurance that the Company will be able to generate cash flows in the future which will be sufficient to fund its operations. Assuming no change in the business operations of the Company, it is expected that the approximately $10 million proceeds from the private placement consummated on September 11, 1997 (the "Private Placement") will be sufficient to meet its working capital requirements until, at least, April 1999. However, no assurance can be given that the Company's current working capital will be adequate for its planned operations or that circumstances will not change and result in the need for additional working capital. If additional financing is needed, the Company will be required to borrow funds or, sell additional equity securities, or may be required to curtail or reduce its activities. The Company has no current arrangements for future additional financing. There can be no assurance that any sources of additional financing will be available to the Company on acceptable terms, or at all. To the extent that any future financing involves the sale of the Company's equity securities, the ownership interest of the Company's then-stockholders could be substantially diluted.

      Highly Competitive Industry; Technological and Product Obsolescence. The Company faces intense competition from many companies in the medical and dental device industry, including well-established academic institutions, possessing substantially greater financial, marketing, personnel, and other resources. Most of the Company's competitors have established reputations, stemming from their success in the development, sale, and service of their competing medical products. Further, rapid technological change and extensive research and development characterize the industry. Current or new competitors could, at any time, introduce new or enhanced products with features that render the Company's products less marketable, or even obsolete. Therefore, the Company must devote substantial efforts and financial resources to enhance its existing products, to bring its developmental products to market, and to develop new products for its related markets. In order to compete successfully, the Company must establish an effective distribution network. Several regulatory authorities must also approve the Company's products before they may be marketed. There can be no


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assurance that the Company will be able to compete successfully, that its competitors will not develop technologies or products that render the Company's products less marketable or obsolete, or that the Company will be able to successfully enhance its existing products, effectively develop new products, or obtain required regulatory approval therefor.

      Integration of Wisdom. Although the Company acquired Wisdom and its United States distribution system for clinically oriented dental products and Wisdom is an ongoing business with established revenues, there can be no assurance that the Company will successfully integrate it into its current operations and operate it profitably.

      Future Revenue Growth Dependent on Proprietary Products. The Company believes that its future growth in revenues will be dependent on its proprietary products, The Sharps Disposal System ("SDS"), "SplatrFree(TM)" disposable prophy angle and "The Wand(TM)", a computer controlled "painless" injection system. The Company only has had limited sales of the SDS and the "SplatrFree(TM)" prophy angle. The sale and use of the SDS unit and its precursor the TAPS unit and the disposal of medical waste after processing by these units is subject to varying degrees of federal, state, local and foreign regulation. Although the Company has made sales of these units in the past, and believes that it will be able to sell the SDS unit in the future, because of these regulations, no assurance can be given that the SDS unit will be available for sale in a particular jurisdiction or may be used by a purchaser, and no assurance can be given that the Company will generate any significant revenues from this product in the future. Further, there can be no assurance that the Company will be able to successfully market these product lines, that demand exists at levels or prices at which the Company can operate profitably, or that the products will meet user expectations. The Company is still developing the commercial version of "The Wand(TM)" and intends to launch this product at the Fall 1997 American Dental Association Trade Show. No assurance can be given that "The Wand(TM)" will be successfully marketed by the Company or accepted by the market place.

      Uncertainty of Market Acceptance. Achieving market acceptance for the Company's proprietary products will require substantial marketing efforts and expense. As with any new technology, there is substantial risk that the marketplace will not accept the potential benefits of such technology or be willing to pay for any cost differential with the existing technologies. Market acceptance of these current and proposed products will depend, in large part, upon the ability of the Company to educate potential customers, including third-party distributors, of the distinctive characteristics and benefits of its products. There can be no assurance that current or proposed products will be accepted by the end users or that any of the current or proposed products will be able to compete effectively against current and alternative products.

      Limited Distribution; Establishing Distribution Channels. The Company has only a limited number of independent domestic sales representatives and did not have a direct sales force until its acquisition of Wisdom in December 1996. Its sales force remains limited. In December 1996, the Company began distribution of the SDS and in February 1997 began distribution of its prophy angles through its Wisdom subsidiary. In addition, while the Company has an exclusive distribution agreement for the marketing of the SDS in Taiwan, it does not expect any material sales pursuant thereto until that system is approved for sale in Taiwan. The Company's future success is dependent upon its ability to establish an effective sales organization for its proprietary products or to enter into distribution arrangements with other entities selling to its target markets. No assurances can be given that the Company will be able to hire and retain its own sales force or enter into appropriate distribution arrangements.


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

      Patent and Intellectual Property Protection. The Company holds U.S. patents applicable to the SDS and "The Wand(TM)" and has made application for a U.S. patent on the "SplatrFree(TM)" prophy angle. The Company relies on a combination of patent, trade secret, and trademark laws and employee and third-party nondisclosure agreements to protect its intellectual property rights. Despite the precautions taken by the Company to protect its products, unauthorized parties may attempt to reverse engineer, copy, or obtain and use its products and other information the Company regards as proprietary. Litigation may be necessary to protect the Company's intellectual property rights and could result in substantial cost to, and diversion of effort by, the Company with no guarantee of success. The failure of the Company to protect its proprietary information, and the expense of doing so, could have a material adverse effect on the Company's operating results and financial condition. Although the Company has received no claims of infringement, it is possible that infringement of existing or future patents or proprietary rights of others may occur. In the event that the Company's products infringe patent or proprietary rights of others, the Company may be required to modify its processes or to obtain a license. There can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all. The failure to do so would have a material adverse effect on the Company.

      Dependence on Manufacturers. The Company has informal arrangements for the manaufacture of its products by separate domestic manufacturers as follows: SDS units by Arbutus Electronics, Inc.; SplatrFree(TM) prophy angles by Team Technologies, Inc.; The Wand(TM) unit and system kit by Tricor Systems, Inc.; and The Wand(TM) disposable handpiece by Nypro Inc. Termination of the manufacturing relationship with any of the above manufactuers could significantly and adversely affect the Company's ability to produce and sell its products. Though alternate sources of supply exist and new manufacturing relationships could be established, the Company would need to recover its existing tools or have new tools produced. Establishment of new manufacturing relationships could involve significant expense and delay. Any curtailment or interruptions of the supply, whether or not as a result or termination of the relationship, would adversely affect the Company.

      Product Liability. The Company is engaged in a business which could expose it to possible claims for personal injury from the use of its dental and medical products. The Company maintains liability insurance in the aggregate amount of $2,000,000 with a per-occurrence limit of $1,000,000 which the Company believes to be adequate. Although no claims have been made against the Company or any of the customers using its products, there can be no assurance that such claims will not arise in the future or that the insurance coverage will be sufficient to pay such claims. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on the Company.

      Reliance Upon Management. The Company is dependent upon the personal efforts and abilities of Leonard Osser, its President and Chief Executive Officer and Gregory Volok, Executive Vice President and Chief Operating Officer. Messrs. Osser and Volok have entered into employment agreements with the Company, as amended, expiring in March 2000 and October 2001, respectively, and each providing for non-competition periods at the expiration of the terms. The Company has obtained key man life insurance in the amounts of $3,000,000 and $1,000,000 on the lives of Messrs. Osser and Volok, respectively. While the Company expects that such policies will issue in due course, no assurances can be given that such policies will be obtained.

      Litigation; Change in Officers. On April 10, 1997, the Board of Directors of Spintech terminated the employment of Dr. Ronald Spinello as its Chairman and Director of Research. The action by the Board follows the bringing by Milestone and Spintech of legal action against Dr. Spinello in which the plaintiffs seek, among other things, a declaratory judgment that Dr. Spinello has no personal rights to certain technology developed while he was employed as Director of Research of Spintech relating to the design and production of ancillary components of "The Wand(TM)" and a declaratory judgment that plaintiffs have not breached Dr. Spinello's employment agreement. Milestone, as principal stockholder of Spintech, also removed Dr. Spinello and Glenn Spinello as directors of Spintech. On May 21, 1997, Dr. Spinello filed an Answer and Counterclaim to the above legal action denying the material allegations of the complaint and making certain counterclaims, including recovery for breach of Dr. Spinello's employment agreement. On May 28, 1997, Milestone and Spintech filed a reply to the counterclaim denying any liability. Milestone has been advised by its patent counsel that all technology developed by Dr. Spinello while employed by Spintech is owned by Spintech. Further, the Company believes that ownership of the technology relating to these ancillary components which are the subject of this litigation is not required for the manufacture and sale of its anesthetic delivery system at economically viable prices.

      No Dividends. The Company has never paid a cash dividend on its Common Stock. Payment of dividends on the Common Stock is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Company does not currently intend to declare any dividends on its Common Stock in the foreseeable future.

      Control by Certain Persons. The Company's officers and the members of its Board of Directors own approximately 36.55% of the currently outstanding shares of Common Stock. Accordingly, by reason of their stockholdings, and their control of the means for soliciting stockholder votes, the directors will be able to exercise control of the Company and, in all likelihood, will be able to continue to elect all directors.

      Limitation of Director Liability. The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence, subject to certain limitations imposed by the Delaware General Corporation Law. Thus, under certain circumstances, neither the Company nor the stockholders will be able to recover damages even if directors take actions which harm the Company.

      Government Regulation and FDA Clearance. The manufacture and sale of the Company's "SplatrFree(TM)" prophy angles and "The Wand(TM)", are subject to extensive regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act ("FDC Act"), and by other federal, state and foreign authorities. Under the FDC Act, these medical devices must receive FDA clearance before they can be commercially marketed in the United States. Some products must undergo rigorous pre-clinical and clinical testing and an extensive FDA approval process before they can be marketed. These processes can take a number of years and require the expenditure of substantial resources. The time required for completing such testing and obtaining such approvals is uncertain, and FDA clearance may never be obtained. Delays or rejections may be encountered based upon changes in FDA policy during the period of product development and FDA regulatory review of each submitted application. Similar delays may also be encountered in other countries. While the "SplatrFree(TM)" prophy angle and "The Wand(TM)" have received FDA marketing clearance there can be no assurance that all of the Company's products under development will obtain the required regulatory clearance on a timely basis, or at all. If regulatory clearance of a product is granted, such clearance may entail limitations on the indicated uses for which the product may be marketed. In addition, modifications may be made to the Company's products to incorporate and enhance their functionality and performance based upon new data and


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design review. There can be no assurance that the FDA will not request additional information relating to product improvements, that any such improvements would not require further regulatory review thereby delaying the testing, approval and commercialization of the Company's development products or that ultimately any such improvements will receive FDA clearance. FDA regulations also require manufacturers of medical devices to adhere to certain "Good Manufacturing Practices" ("GMP"), which include testing, design, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and will be monitored through periodic inspections by the FDA. Later discovery of previously unknown problems with a product, manufacturer, or facility may result in restrictions on such product or manufacturer, including fines, delays or suspensions of regulatory clearances, seizures or recalls of products, operating restrictions and criminal prosecution and could have a material adverse effect on the Company. See "Business - Government Regulation."

      Limitation of Tax Loss Carryforward Benefits. As of November 13, 1995, when the Company acquired a controlling interest in Spintech, the amount of net operating loss of Spintech available to be carried forward to offset future taxable income for United States tax purposes ("NOLs") was approximately $1,890,000. These NOLs expire on various dates through December 31, 2009. The Company believes that its acquisition of a controlling interest in Spintech resulted in an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). As a consequence, the Company believes that Spintech's NOLs to offset United States taxable income are, in addition to the carryforward limitations described above, subject to an annual limitation equal to the fair market value of Spintech immediately before the ownership change, multiplied by the "long-term tax-exempt rate" as defined in
Section 382 of the Code, or approximately $235,750 per year. The limitation on the utilization of the NOLs could increase the federal income taxes payable by the Company if Spintech operates profitably, as to which no assurance can be given.

      Restricted Securities; Possible Volatility of Market Price; Limited Public Market Trading. The Common Stock is currently traded on The Nasdaq SmallCap Market. From time to time the market prices of dental and medical product companies have been affected by various factors, including adverse publicity. There can be no assurance that the market price of the Common Stock will not be volatile as a result of factors such as the Company's financial results, possible adverse publicity resulting from any infractions of governmental regulations and various other factors affecting dental and medical product companies or the market generally. In recent years the stock market has experienced wide price fluctuations not necessarily related to the operating performance of such companies. Although the Common Stock has been listed on The Nasdaq SmallCap Market since November 1995, there can be no assurance that a regular trading market will be sustained. Further, in order to continue to trade on The Nasdaq SmallCap Market, the Company must meet The Nasdaq SmallCap Market's standards for continued listing. If, at any time, the Company's Common Stock were delisted from The Nasdaq SmallCap Market, the Company's securities would become subject to the "penny stock rules" applicable to non-Nasdaq companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the Company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stocks" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.


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      Effect of Outstanding Warrants and Options. The Company currently has outstanding the following options and warrants: (i) warrants to purchase an aggregate of 150,000 shares of Common Stock at $6.00 per share issued to the underwriter in the Company's November 1995 public offering and two bridge lenders (the "1995 Warrants"); (ii) warrants to purchase 250,000 shares of Common Stock granted to GKN Securities Corp. ("GKN") for services rendered to the Company (the "1996 Warrants"); (iii) warrants (the "March Private Placement Warrants") to purchase 852,262 Shares issued to investors in a private placement consummated on March 13, 1997 (the "March Private Placement"); (iv) an option (the "Purchase Option") to purchase 85,226 units (each unit containing one share of Common Stock and one warrant to purchase one share of Common Stock (the "March Private Placement Units")) granted to GKN, as placement agent (the "Placement Agent") in the March Private Placement and its designees; (v) Warrants to purchase 1,666,666 Shares issued to investors in the Private Placement; (vi) warrants issued to Morse, Zelnick, Rose & Lander LLP, counsel to the Company, to purchase at $6.00 per unit 83,333 units, each unit consisting of one share of Common Stock and a warrant to purchase a share of Common Stock at an exercise price of $9.00; and (vii) incentive and non-qualified stock options issued to officers, directors and consultants to purchase an aggregate of 668,000 shares of Common Stock at prices ranging from $5.125 to $7.56 per share expiring on various dates, the latest of which is June 2002. All of the foregoing securities represent the right to acquire Common Stock of the Company during various periods of time and at various prices. Holders of all the foregoing securities are given the opportunity to profit from a rise in the market price of the Common Stock and are likely to exercise their securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Thus, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than the exercise terms provided by such outstanding securities. The Company has not granted any registration rights with respect to any shares of Common Stock or other securities that are "restricted securities" or that underlie outstanding warrants or options, other than the registration rights granted to investors in the Private Placement, the March Private Placement, to the Placement Agent, to the holders of the 1996 Warrants and to the holders of the 1995 Warrants.

                                 USE OF PROCEEDS

      All 3,499,998 Shares offered hereby are being registered for the account of the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares.


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                               RECENT DEVELOPMENTS

Private Offering.

      On September 11, 1997, the Company completed a $10 million private equity offering (the "Private Placement") to 36 accredited investors of 1,666,666 units (the "Units"). The per-Unit offering price was $6.00, and each Unit consisted of one Share and one Warrant to purchase one Share at an exercise price of $9.00 per Share until September 10, 1999. In connection with the Private Placement, the Company issued to its counsel warrants to purchase 83,333 units, exerciseable at $6.00 per unit, each unit consisting of one Share and a warrant to purchase a Share at an exercise price of $9.00.

      The Company is unable to estimate the number of Warrants included herein that may be exercised. The Company believes that the exercise of the Warrants will be dependent primarily on the market price of a share of Common Stock at the time of exercise and its relation to their exercise price. However, if all the Warrants to purchase Shares included herein are exercised (including the warrants issued to its counsel) the Company will issue 1,833,332 Shares upon exercise of such warrants and receive aggregate gross proceeds of approximately $16.25 million. See "Selling Stockholders."

Registration Rights.

      Under the terms of the agreement with each investor in the Private Placement, the Company has agreed to register the re-offer and re-sale of the Shares included in the Units and the Shares underlying the Warrants included in the Units by filing the Registration Statement of which this Prospectus is a part under the Securities Act with the Commission and the securities laws of states reasonably selected by such investors. The Company will bear all the expenses and pay all the fees incurred in connection with the preparation, filing and modification or amendment of the Registration Statement.

                              SELLING STOCKHOLDERS

      The 3,499,998 Shares offered hereby consist of 1,749,999 Shares issued in the Private Placement and 1,749,999 Shares underlying the Warrants issued in the Private Placement (taking into account the warrants issued to the Company's counsel). The following table sets forth certain information as of September 12, 1997 and is adjusted to reflect the issuance of all of the above Shares and the sale of all of the Shares offered hereby. Unless otherwise indicated, the Selling Stockholders each possess sole voting and investment power with respect to the Shares shown and none of the Selling Stockholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.

                                                                Percentage
                                   Number of   Common Stock to  of Common
                                    Shares        be Owned     Stock Owned
                        Shares     that May      After the        After
Selling Stockholders   Owned (1)    Be Sold       Offering     the Offering
--------------------   ---------    -------       --------     ------------
New Valley
  Corporation(2)       1,000,000   1,000,000         0              *

The Aries Trust(3)      298,076     274,120        23,956           *

Little Wing, L.P.       533,046     466,666        66,380           *

Watchung Road
  Associates            200,000     200,000          0              *

Irving B. Harris
  Revocable Trust       170,000     170,000          0              *

The Aries Domestic
  Fund, L.P.(3)         153,389     141,212        12,177           *

Wm. Harris Profit
  Sharing Trust         119,334     119,334          0              *

Stephen A. Zelnick (4)  262,000     112,000       150,000          2.1%

Tradewinds Fund, Ltd.   108,050     100,000        8,050            *

Contrary Fund, Ltd.     109,570     100,000        9,570            *

Astro Communications
  Corp.                 80,000      80,000           0              *

Roxanne H. Frank
  Trust                 68,000      68,000           0              *

Ira Hirschbach          75,668      66,668         9,000            *

Louis I. Margolis(5)    74,000      64,000         10,000           *

W & M Partners, L.P.    40,000      40,000           0              *

                                                                Percentage
                                   Number of   Common Stock to  of Common
                                    Shares        be Owned     Stock Owned
                        Shares     that May      After the        After
Selling Stockholders   Owned (1)    Be Sold       Offering     the Offering
--------------------   ---------    -------       --------     ------------
Jerome Kahn
  Revocable Trust       34,000      34,000           0              *

Harris Foundation #2    33,666      33,666           0              *

Irving Harris
  Foundation #2         33,666      33,666           0              *

Howard L. Morse(6)      43,666      43,666           0              *

William W. Harris
  Trust                 34,000      34,000           0              *

Couderay Partners       24,000      24,000           0              *

Kenneth S. Rose(7)      33,334      33,334           0              *

Irving Harris
  Foundation A          16,000      16,000           0              *

Irving Harris
  Foundation B          16,000      16,000           0              *

Fred Holubow            10,000      10,000           0              *

Jack Polsky
  Investment Trust      10,000      10,000           0              *

David Bloom              8,000       8,000           0              *

George Lander(8)         6,000       6,000           0              *

James J. Pelts          10,000      10,000           0              *

Howard J. Cooperman      6,000       6,000           0              *

Joel J. Goldschmidt      5,000       5,000           0              *

David Rosenbaum &
  Margot Kahn            4,000       4,000           0              *

M. Beth Stevens          2,000       2,000           0              *

Michael McQuinn          2,000       2,000           0              *

                                                                Percentage
                                   Number of   Common Stock to  of Common
                                    Shares        be Owned     Stock Owned
                        Shares     that May      After the        After
Selling Stockholders   Owned (1)    Be Sold       Offering     the Offering
--------------------   ---------   ---------      --------     ------------
Erewhon Holdings
  Company(9)            36,000      36,000           0              *

Morse, Zelnick, Rose
  & Lander, LLP(9)     166,666     166,666           0              *
----------
*     Less than 1%

(1) Unless otherwise indicated by footnote, half of the Shares owned by each Selling Stockholder are issuable upon exercise of Private Placement Warrants at $9.0 per share.

(2) Includes 260,000 Shares underlying contingent Warrants which will not be exerciseable until the 61st day after the day, and only to such extent, that such exercise would not cause New Valley Corporation and its affiliates own in excess of 9.9% of the total number of issued shares of Common Stock as determined under Section 16 of the Exchange Act.

(3) Paramount Capital Asset Management, Inc. ("Paramount") is the general partner of Aries Domestic Fund, L.P. (the "Partnership") and the investment manager of the Aries Trust (the "Trust"). Dr. Lindsay A. Rosenwald is the President and sole shareholder of Paramount. Paramount and Dr. Rosenwald share voting and dispositive power over the Shares owned by the Partnership and the Trust but disclaim any beneficial ownership of such securities except to the extent of their respective pecuniary interests therein, if any. In the case of the Trust and the Partnership, Shares owned include 137,060 and 70,606 Shares underlying Private Placement Warrants, respectively.

(4) Director of the Company. Consists of (i) 100,000 shares of Common Stock and 45,000 shares of Common Stock underlying stock options which are exerciseable within 60 days of the date hereof owned in the name of Stephen A. Zelnick as to which beneficial ownership is shared with certain partners, (ii) 105,000 shares of Common Stock (including the Shares) held in the name of Cowen & Co. as Custodian for the Stephen A. Zelnick Profits Sharing Trust and (iii) 12,000 Shares beneficially owned through Erewhon Holdings Company. Does not include shares beneficially owned through Morse, Zelnick, Rose & Lander, LLP. See note 10.

(5) Director of the Company. Includes 10,000 shares of Common Stock underlying stock options which are exerciseable within 60 days of the date hereof.

(6) Includes 12,000 Shares owned through Erewhon Holdings Company. Does not include shared beneficial ownership of 100,000 shares of Common Stock owned in the name of Stephen A. Zelnick. See note 9. Does not include shares beneficially owned through Morse, Zelnick, Rose & Lander, LLP. See note 10.

(7) Includes 8,600 Shares owned by Legg Mason Wood Walker as Custodian f/b/o Kenneth S. Rose Individual IRA and 12,000 shares beneficially owned through Erewhon Holdings Company. Does not include shared beneficial ownership of 100,000 shares of Common Stock owned in the name of Stephen
      A. Zelnick. See note 9. Does not include shares beneficially owned through Morse, Zelnick, Rose & Lander, LLP. See note 10.

(8) Does not include shares beneficially owned through Morse, Zelnick, Rose & Lander, LLP. See note 10.

(9) Owned, in equal shares by Stephen A. Zelnick, a Director of the Company, Howard L. Morse and Kenneth S. Rose.The sale of these Shares is reflected elsewhere in the table and, therefore, is not included in the total. See notes 4, 6 and 7.

(10) Counsel to the Company. Stephen A. Zelnick, a member of the firm is a Director of the Company. See notes 4, 6, 7 and 8.

                              PLAN OF DISTRIBUTION

      Sales of the Shares may be effected from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market (or other markets on which the Shares are then traded), in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the Selling Stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Shares. The Selling Stockholders may effect transactions by selling their Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act.

      The Company has agreed to keep the Registration Statement, of which this Prospectus is a part, effective until all the Shares are sold or can be sold freely under an appropriate exemption from the securities laws of the United States and the states, without limitation.

      In order to comply with the applicable securities laws of certain states, if any, the Shares will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in certain states the Shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and such offering or sale is in compliance therewith.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution, including stabilization activities in the Common Stock to effect syndicate covering transactions, to impose penalty bids or to effect passive market making bids. In addition and without limiting the foregoing, in connection with transactions in the Shares, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5 and, insofar as the Selling Stockholders are distribution participants, Regulation M and Rules 100, 101, 102, 103, 104 and 105 thereof. All of the foregoing may affect the marketability of the Shares.

      The Company will pay all of the expenses, including, but not limited to, fees and expenses of compliance with state securities or "blue sky" laws, incident to the registration of the Shares other than selling commissions. The expenses payable by the Company are estimated to be $50,000.

             CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION

Limitation of Director Liability; Indemnification

      The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence. By its terms and in accordance with the Delaware General Corporation Law, however, this provision does not eliminate or limit the liability of a director of the Company (i) for breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions), (iv) for any improper benefit or (v) for breaches of a director's responsibilities under the Federal securities laws.

      The Company' Certificate of Incorporation also provides that each director or officer of the Corporation serving as a director or officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law, against all expense liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

Section 203 of Delaware General Corporation Law

      The Company is governed by the provisions of Section 203 of the General Corporation Law of Delaware, an anti-takeover law enacted in 1988. In general, the law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interest stockholder, unless it is approved in a prescribed manner. As a result of Section 203, potential acquirors of the Company may be discouraged from attempting to effect acquisition transactions with the Company thereby possibly depriving holders of the Company's Securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for the Company by Morse, Zelnick, Rose & Lander, LLP, 450 Park Avenue, New York, New York 10022. Members of and counsel to the firm own in the aggregate 223,000 shares of Common Stock of the Company, options to purchase 170,000 shares of Common Stock of the Company, 145,000 of which are currently exerciseable and warrants to purchase 83,333 units, each unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock.

                                     EXPERTS

      The financial statements of the Company for the year ended December 31, 1996 incorporated in this Prospectus by reference to the Form 10-KSB have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of such firms as experts in accounting and auditing.

      No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus with respect to the offering made hereby. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in the business of the Company since the date hereof.

                             ----------------------

                                TABLE OF CONTENTS

                                                                            Page
Available Information ......................................................   2
Reports to Security Holders ................................................   2
Incorporation of Certain Documents
  by Reference .............................................................   2
The Company ................................................................   3
Forward-Looking Statements .................................................   3
Risk Factors ...............................................................   4
Use of Proceeds ............................................................   9
Recent Developments ........................................................  10
Selling Stockholders .......................................................  11
Plan of Distribution .......................................................  14
Certain Provisions of the Certificate
  of Incorporation and By-Laws .............................................  15
Legal Matters ..............................................................  15
Experts ....................................................................  15


                                    3,499,998
                             Shares of Common Stock


                           Milestone Scientific Inc.

                             ----------------------

                                   PROSPECTUS
                             ______________________

                                 October 1, 1997